SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File No. 001-36566

Mobileye B.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On September 28, 2017, Mobileye B.V. (“Mobileye”) announced by a joint press release with Intel Corporation (“Intel”) that on September 28, 2017, Cyclops Holdings, LLC, a wholly owned subsidiary of Intel, initiated court proceedings in the Netherlands commencing the compulsory acquisition for all remaining outstanding shares of Mobileye.

A copy of the joint press release issued by Mobileye and Intel is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Joint Press Release issued by Intel Corporation and Mobileye B.V., dated September 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2017

MOBILEYE B.V.

	By:	/s/ Amnon Shashua
Amnon Shashua
Chief Executive Officer